Exhibit 99.1

Stevanato Group Reports Second Quarter 2023 Financial Results

- Reiterates Full Year 2023 Revenue and Adjusted Diluted Earnings per Share Guidance; Increases Adjusted EBITDA Guidance -

PIOMBINO DESE, Italy – July 28, 2023 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the second quarter of 2023.

Second Quarter 2023 Highlights (compared with the same period last year)

•
Second quarter revenue increased 9% to €255.3 million.
•
Revenue from high-value solutions increased to 33% of total revenue.
•
Diluted earnings per share were €0.13; adjusted diluted earnings per share were €0.14.
•
Adjusted EBITDA margin increased 30 basis points to 26.7%.
•
The Company is reiterating its full year 2023 guidance of revenue in the range of €1.085 billion to €1.115 billion, and adjusted diluted EPS between €0.58 and €0.62; and raising its adjusted EBITDA guidance to range between €291.8 million to €303.8 million.

Second Quarter 2023 Results
Revenue for the second quarter of 2023 increased 9% to €255.3 million (approximately 10% on a constant currency basis), compared with the same period last year, driven by growth in both of the Company's business segments. For the second quarter of 2023, revenue from high-value solutions increased to 33% of total revenue, compared with 30% in the same period last year, resulting from increased customer demand for high-performance, ready-to-use containment solutions. For the second quarter of 2023, revenue related to Covid-19 decreased 89% and represented approximately 1% of revenue compared with approximately 9% of revenue for the same period last year.

For the second quarter of 2023, gross profit margin decreased 90 basis points to 30.9%, resulting from expected temporary inefficiencies related to start-up activities of the Company's new manufacturing plants. This included a rise in industrial costs and higher depreciation, which was partially offset by the increased mix of more accretive high-value solutions. Excluding industrial costs related to start-up activities, gross profit margin would have been 32.3% for the second quarter of 2023, compared with 32.1% for the same period last year. Operating profit margin for the second quarter of 2023 decreased 110 basis points to 17.6%. Excluding start-up expenses, adjusted operating profit margin was 19.1% for the second quarter of 2023. This compares with adjusted operating profit margin of 19.6% for the same period last year, which included a €6.0 million benefit from a contract modification.

For the second quarter of 2023, adjusted EBITDA margin increased 30 basis points to 26.7%.

The Company delivered net profit of €34.3 million, or €0.13 of diluted earnings per share, and on an adjusted basis, net profit was €37.0 million, or €0.14 of diluted earnings per share.

Franco Moro, Chief Executive Officer, stated, “We currently see strong secular tailwinds, notably in biologics, which are creating downstream demand for high-value solutions. In response to customer demand for high-performance, integrated solutions, we are investing in growth platforms

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

to expand our capacity for high-value solutions. The continued advancements in biologics, including mRNA applications, monoclonal antibodies, GLP-1s, and biosimilars are expected to help drive durable, long-term organic revenue growth in the range of high single-digits to low double-digits."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
For the second quarter of 2023, BDS Segment revenue grew 9% to €204.8 million (approximately 9% on a constant currency basis), compared with the same period last year, driven by growth in the Company's core drug containment business. For the second quarter of 2023, revenue from high-value solutions increased 20% to €84.2 million, while revenue from other containment and delivery solutions increased 2% to €120.6 million.

Margins in the segment were tempered, as expected, by the start-up of the Company's new EZ-fill® manufacturing plants, which was partially offset by the increased mix of more accretive high-value solutions. This led to gross profit margin of 31.6% and operating profit margin of 19.8% for the second quarter of 2023.

Engineering Segment
Revenue from the Engineering Segment increased 11% to €50.5 million for the second quarter of 2023, compared with the same period last year, due to an increase in sales of pharmaceutical visual inspection lines.

For the second quarter of 2023, gross profit margin for the Engineering Segment increased 20 basis points to 22.5%, driven by higher sales in more accretive products and continued business optimization efforts. Operating profit margin was 15.5%, consistent with the same period last year.

Balance Sheet and Cash Flow
As of June 30, 2023, the Company had net debt of €120.4 million, cash and cash equivalents of €61.2 million, and €130 million available under two loan agreements which were completed in 2023. As expected, capital expenditures for the second quarter increased to €138 million, as the Company continues to execute its strategic investments in capacity expansion for high-value solutions to meet customer demand.

For the second quarter of 2023, cash generated from operating activities was €24.4 million, which reflects current working capital needs to support growth. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €93.7 million, which resulted in negative free cash flow of €69.1 million in the second quarter of 2023.

New Order Intake and Backlog
For the second quarter of 2023, new order intake totaled approximately €240 million, compared with €252 million in the same period last year, which reflects the expected decrease in orders related to Covid-19 and the normalization of customer ordering patterns as global supply chains continue to stabilize. As of June 30, 2023, committed backlog totaled approximately €939 million.

2023 Guidance
The Company is reiterating its full year 2023 revenue and adjusted diluted earnings per share guidance and still expects:

•
Revenue in the range of €1.085 billion to €1.115 billion,
•
Adjusted diluted EPS in the range of €0.58 to €0.62.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

The Company is increasing its adjusted EBITDA guidance and now expects adjusted EBITDA in the range of €291.8 million to €303.8 million, up from its prior estimate of €290.5 million to €302.5 million.

The Company continues to expect capital expenditures in the range of 35% to 40% of total revenue for fiscal 2023, based on the mid-point of its revenue guidance range.

Executive Chairman, Franco Stevanato, concluded, "We are pleased with another quarter of solid operational and financial performance as we continue to build on our track record and execute against our long-term growth objectives. We are successfully responding to market demand which is driving our mix shift to high-value solutions. Our growth investments are on track as we expand capacity in high-value solutions to meet strong customer demand. With our diverse product portfolio, we believe we are well positioned to capitalize on favorable secular trends such as the projected growth in biologics."

Conference Call
The Company will host a conference call and webcast at 8:30 a.m. (ET) on Friday, July 28, 2023 to discuss financial results. During the call, management will refer to a slide presentation which will be available on the day of the call on the “Financial Results” page under the Company's Investor Relations section of its website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the call using the following link: http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link: https://87399.choruscall.eu/links/stevanato230728.html

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: + 39 02 802 09 11

UK: + 44 1 212 818004

USA: +1 718 705 8796

USA Toll Free: +1 855 265 6958

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website at:

https://ir.stevanatogroup.com/financial-results.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects," "see," "reiterating,” “strong,” “are creating,” “are investing,” “expected,” “raising,” “are responding," “increasing,” "driving," "continues," "continued," "believe," “well positioned,” “favorable,” "growth," "durable," and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, investments the Company expects to make or receive, the expansion of manufacturing capacity, the Company’s plans regarding its presence in the U.S. and in other locations, business strategies, the Company’s capacity to meet future market demands and support preparedness for future public health emergencies, and results of operations. The forward-looking statements in this press release are based on numerous

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months				For the six months
	ended June 30,				ended June 30,

	2023	%	2022	%	2023	%	2022	%

Revenue	255.3	100.0%	234.2	100.0%	493.3	100.0%	446.3	100.0%
Costs of sales	176.4	69.1%	159.7	68.2%	338.1	68.5%	304.3	68.2%
Gross Profit	78.9	30.9%	74.6	31.8%	155.2	31.5%	142.0	31.8%
Other operating Income	4.0	1.6%	7.1	3.1%	5.2	1.1%	8.7	1.9%
Selling and Marketing Expenses	6.8	2.7%	7.0	3.0%	12.8	2.6%	11.9	2.7%
Research and Development Expenses	8.4	3.3%	8.5	3.6%	16.9	3.4%	16.2	3.6%
General and Administrative Expenses	22.9	9.0%	22.3	9.5%	45.1	9.1%	40.8	9.1%
Operating Profit	44.9	17.6%	43.9	18.7%	85.5	17.3%	81.8	18.3%
Finance Income	6.7	2.6%	7.5	3.2%	11.1	2.3%	10.5	2.4%
Finance Expense	7.3	2.9%	9.9	4.2%	16.3	3.3%	14.5	3.2%
Profit Before Tax	44.3	17.4%	41.5	17.7%	80.4	16.3%	77.8	17.4%
Income Taxes	10.0	3.9%	10.9	4.7%	17.8	3.6%	19.4	4.3%
Net Profit	34.3	13.4%	30.6	13.1%	62.6	12.7%	58.4	13.1%
Earnings per share
Basic earnings per common share	0.13		0.12		0.24		0.22
Diluted earnings per common share	0.13		0.12		0.24		0.22

Average common shares outstanding	264.7		264.7		264.7		264.7
Average shares assuming dilution	265.4		264.7		265.4		264.7

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reported Segment Information

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	204.8	50.5	—	255.3
Inter-Segment	0.4	43.0	(43.4)	—
Revenue	205.2	93.5	(43.4)	255.3

Gross Profit	64.9	21.0	(7.0)	78.9
Gross Profit Margin	31.6%	22.5%		30.9%

Operating Profit	40.6	14.5	(10.2)	44.9
Operating Profit Margin	19.8%	15.5%		17.6%

	For the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	188.6	45.6	—	234.2
Inter-Segment	0.3	27.7	(28.0)	—
Revenue	188.9	73.3	(28.0)	234.2

Gross Profit	63.6	16.3	(5.4)	74.6
Gross Profit Margin	33.7%	22.3%		31.8%

Operating Profit	44.6	11.4	(12.1)	43.9
Operating Profit Margin	23.6%	15.5%		18.7%

	For the six months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	400.4	92.9	—	493.3
Inter-Segment	0.8	92.3	(93.2)	—
Revenue	401.2	185.3	(93.2)	493.3

Gross Profit	130.9	40.9	(16.6)	155.2
Gross Profit Margin	32.6%	22.1%		31.5%

Operating Profit	79.3	28.5	(22.3)	85.5
Operating Profit Margin	19.8%	15.4%		17.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

	For the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	361.0	85.3	—	446.3
Inter-Segment	0.6	51.2	(51.8)	—
Revenue	361.6	136.5	(51.8)	446.3

Gross Profit	120.4	29.8	(8.2)	142.0
Gross Profit Margin	33.3%	21.8%		31.8%

Operating Profit	80.3	20.1	(18.6)	81.8
Operating Profit Margin	22.2%	14.7%		18.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Cash flow from operating activities	24.4	42.2	61.5	47.4
Cash flow used in investing activities	(95.9)	(76.2)	(224.7)	(130.9)
Cash flow used in financing activities	(25.4)	(19.1)	(3.4)	(16.0)
Net change in cash and cash equivalents	(96.9)	(53.1)	(166.5)	(99.5)

Non-U.S. GAAP Financial Information

This press release contains non-U.S. GAAP financial measures. Please refer to "Non-U.S. GAAP Financial Information" and the tables included in this press release for a reconciliation of non-U.S. GAAP financial measures.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

(Unaudited)

Three months ended June 30, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	204.8	50.5
Effect of changes in currency translation rates	1.5	0.1
Organic Revenue (Non-IFRS GAAP)	206.3	50.5

Six months ended June 30, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	400.4	92.9
Effect of changes in currency translation rates	(0.7)	0.1
Organic Revenue (Non-IFRS GAAP)	399.7	93.0

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of EBITDA

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022	%	2023	2022	%
Net Profit	34.3	30.6	12.1%	62.6	58.4	7.2%
Income Taxes	10.0	10.9	(8.3)%	17.8	19.4	(8.2)%
Finance Income	(6.7)	(7.5)	(11.3)%	(11.1)	(10.5)	5.7%
Finance Expenses	7.3	9.9	(26.3)%	16.3	14.5	12.4%
Operating Profit	44.9	43.9	2.6%	85.5	81.8	4.5%
Depreciation and Amortization	19.5	15.9	22.6%	37.9	31.1	21.9%
EBITDA	64.4	59.8	7.7%	123.4	112.9	9.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	64.4	44.9	10.0	34.3	0.13
Adjusting items:
Start-up costs new plants (1)	3.7	3.7	1.0	2.8	0.01
Restructuring and related charges (2)	0.1	0.1	0.0	0.1	0.00
Adjusted	68.2	48.7	11.0	37.0	0.14
Adjusted Margin	26.7%	19.1%	—	—	—

Three months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	59.8	43.9	10.9	30.6	0.12
Adjusting items:
Start-up costs new plants (1)	2.0	2.0	0.7	1.3	0.00
Adjusted	61.8	45.9	11.6	31.9	0.12
Adjusted Margin	26.4%	19.6%	—	—	—

Six months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	123.4	85.5	17.8	62.6	0.24
Adjusting items:
Start-up costs new plants (1)	6.6	6.6	1.8	4.8	0.01
Restructuring and related charges (2)	0.1	0.1	0.0	0.1	0.00
Adjusted	130.1	92.2	19.6	67.4	0.25
Adjusted Margin	26.4%	18.7%	—	—	—

Six months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	112.9	81.8	19.4	58.4	0.22
Adjusting items:
Start-up costs new plants (1)	2.9	2.9	0.8	2.1	0.01
Adjusted	115.8	84.7	20.2	60.5	0.23
Adjusted Margin	26.0%	19.0%	—	—	—

(1)
During the three and the six months ended June 30, 2023, the Group recorded €3.7 million and €6.6 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three months and six months ended June 30, 2022, the Group recorded €2.0 million and €2.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2)
During the three and the six months ended June 30, 2023, the Group recorded €0.1 million of restructuring and related charges among general and administrative expenses.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Capital Employed

(Amounts in € millions)

(Unaudited)

	As of June 30, 2023	As of December 31, 2022

- Goodwill and Other intangible assets	77.1	79.4
- Right of Use assets	17.0	19.3
- Property, plant and equipment	861.7	641.4
- Financial assets - investments FVTPL	0.7	0.8
- Other non-current financial assets	3.2	1.0
- Deferred tax assets	77.0	69.2
Non-current assets	1,036.7	811.1

- Inventories	269.3	213.3
- Contract Assets	133.9	103.4
- Trade receivables	229.4	212.7
- Trade payables	(267.2)	(239.2)
- Advances from customers	(54.1)	(26.6)
- Contract Liabilities	(11.2)	(14.8)
Trade working capital	300.2	248.8

- Tax receivables and Other receivables	70.5	54.0
- Tax payables and Other liabilities	(165.3)	(111.1)
Net working capital	205.4	191.7

- Deferred tax liabilities	(21.2)	(21.0)
- Employees benefits	(6.8)	(8.3)
- Provisions	(6.1)	(5.5)
- Other non-current liabilities	(34.0)	(18.1)
Total non-current liabilities and provisions	(68.0)	(52.9)

Capital employed	1,174.2	949.9

Net cash/ (debt)	(120.4)	46.0

Equity	(1,053.8)	(995.9)

Total equity and net debt	(1,174.2)	(949.9)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Free Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Cash Flow from Operating Activities	24.4	42.2	61.5	47.4
Interest paid	0.5	1.0	1.4	1.8
Interest received	(0.3)	(0.2)	(0.5)	(0.4)
Purchase of property, plant and equipment	(92.2)	(74.0)	(219.9)	(126.7)
Proceeds from sale of property, plant and equipment	—	0.5	—	0.5
Purchase of intangible assets	(1.5)	(3.2)	(2.6)	(5.1)
Free Cash Flow	(69.1)	(33.7)	(160.1)	(82.5)

Net Cash / (Net Debt)

(Amounts in € millions)

(Unaudited)

	As of June 30,	As of December 31,
	2023	2022
Non-current financial liabilities	(120.9)	(148.4)
Current financial liabilities	(68.3)	(70.7)
Other non-current financial assets - Derivatives	2.4	2.8
Other current financial assets	5.1	33.6
Cash and cash equivalents	61.2	228.7
Net Cash/ (Debt)	(120.4)	46.0

stevanatogroup.com	Stevanato Group S.p.A.
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CAPEX

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022		€2023	2022	€
Addition to Property, plants and equipment	136.7	74.3	62.4	248.8	126.2	122.6
Addition to Intangible Assets	1.5	3.2	(1.7)	2.6	5.1	(2.5)
CAPEX	138.2	77.5	60.7	251.4	131.3	120.1

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of 2023 Guidance (Updated)

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS *
Reported	1,085.0 - 1,115.0	281.3 - 293.3	201.3 - 213.3	145.8 - 155.7	0.55 - 0.59
Adjusting items:
Start-up costs new plants		10.5	10.5	8.0	0.03
Adjusted	1,085.0 - 1,115.0	291.8 - 303.8	211.8 - 223.8	153.8 - 163.7	0.58 - 0.62

*May not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290